Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results

Total revenues achieved US$196.3 million, up 121.1% YoY

Bitcoin mining revenues reached US$30.4 million, up 98.5% YoY

Cryptocurrency treasury1 climbed to a record 1,750 BTC and 3,951 ETH as of December 31, 2025

Generated quarterly gross profit of US$14.6 million and annual gross profit of US$41.2 million

Achieved record 14.6 EH/s quarterly computing power sold, reaching 36.5 EH/s in 2025

Singapore, February 10, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Operating and Financial Highlights

Total revenues surged to US$196.3 million, exceeding the median of the Company’s previous guidance range, representing 121.1% year-over-year and 30.4% quarter-over-quarter growth.

Total computing power sold reached 14.6 exahashes per second (EH/s), setting a new quarterly record and representing 60.9% year-over-year growth and 45.7% quarter-over-quarter growth, boosted by large-scale North American orders.

Mining revenue was US$30.4 million, with 300 bitcoins mined at an average revenue of US$101,304 per bitcoin, despite the pullback in network hashprice.

Gross profit was US$14.6 million, compared to the gross loss of US$6.4 million in the same period of last year, reflecting product mix optimization and supply chain resilience.

Cryptocurrency treasury expanded to 1,749.9 BTC and 3,950.54 ETH by the end of the fourth quarter 2025, reaching new historical highs.

Full Year 2025 Operating and Financial Highlights

Total revenues were US$529.7 million, growing 96.7% from US$269.3 million in 2024, reflecting solid execution across hardware sales and mining operations.

Total computing power sold exceeded 36.5 EH/s, up 40.7% year over year, supported by deepening global client partnerships.

Mining revenue jumped to US$113.2 million, representing a year-over-year increase of 157.2% from US$44.0 million in 2024.

Gross profit was US$41.2 million, compared to a gross loss of US$84.3 million in 2024.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “We closed 2025 with strong performance, achieving our highest quarterly revenue in three years despite continued global macroeconomic and geopolitical uncertainty. Fourth quarter total revenue reached US$196.3 million, exceeding the midpoint of our guidance. Performance was driven by a record 14.6 EH/s of computing power sold, supported by a milestone order from a U.S.-based institutional miner and our team's dedicated execution in meeting stringent delivery timelines for customers. On the mining front, we expanded our installed hashrate to 9.91 EH/s, with 7.65 EH/s in operation during the quarter, while further enhancing fleet efficiency and maintaining competitive all-in power costs. Our team also entered into several pilot initiatives that integrate bitcoin mining with stranded and renewable energy sources to enhance efficiency and sustainability. We mined 300 bitcoins during the quarter, which complemented our disciplined DAT initiatives, strengthening our cryptocurrency treasury to a record of approximately 1,750 BTC and 3,951 ETH by the end of 2025.”

Note 1: Defined as the total number of bitcoins and other cryptocurrencies owned by the Company on its Balance Sheet, including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

“2025 has been a transformative year for Canaan. We further expanded our market presence, particularly in North America, and strengthened our product offerings, while steadily building out our mining operations worldwide. Looking ahead to 2026, we are taking decisive steps to evolve beyond a traditional hardware provider. We view the convergence of computing and energy infrastructure as a compelling long-term opportunity and are aligning our strategy to capture that growth. In the United States, we have built a robust pipeline to secure direct power capacity and are confident in our ability to lock in substantial load by year-end 2026, with the potential to scale toward gigawatt-level capacity. Compute-intensive workloads like HPC and bitcoin mining can share infrastructure and grid resources, unlocking higher capital efficiency and operational flexibility. At the same time, we are intensifying our focus on our product portfolio targeted toward households and small-to-medium-sized businesses. Following strong initial traction in 2025, we are expanding our Avalon Home product line with a focus on reliability and ease of use, while working to develop our channel. As the macro environment remains volatile, we believe our strengths in product innovation, deep operational experience in bitcoin mining, and flexible global execution will enable us to capture the emerging energy-compute paradigm, creating differentiated and sustainable long-term value.”

Jin “James” Cheng, chief financial officer of Canaan, stated, “In the fourth quarter, we achieved strong revenue growth despite a challenging operating environment characterized by intensified crypto market volatility. Product sales reached US$164.9 million, an increase of 124.5% year-over-year and 39.1% quarter-over-quarter, primarily due to the timely execution of a landmark order for over 50,000 A15 Pro mining machines, which was fully delivered by early January 2026. Our mining revenue remained resilient at US$30.4 million, aided by our growing operational hashrate. We realized a gross profit of US$14.6 million, with a gross margin of 7.4%, despite negative pressure from volume-based pricing, increased mining costs, and a non-cash inventory write-down and provision for inventory purchase commitments due to declining crypto prices. While we maintained disciplined expense management, our net result reflected several non-cash items, including US$44.3 million in fair value losses related to cryptocurrency price movements and a final impact of US$15.2 million from the change in fair value of preferred shares.”

“Our balance sheet remained healthy and aligned with our operational priorities. We ended the year with US$81 million in cash, offering solid liquidity for future operations. While inventory and prepayment levels were higher due to ongoing production schedules, they represent our preparation for continued deliveries to fulfill customer orders. During the quarter, we also unlocked additional liquidity through our DAT operations, while continuing to grow our cryptocurrency treasury balance to a new high. In addition, our capital structure was further strengthened by the full conversion of our preferred shares during the fourth quarter, removing this item from our liabilities and simplifying our capital base. As we enter 2026, we are committed to managing resources prudently and maintaining operational resilience. Drawing on deep industry experience and strategic flexibility, we are well-positioned to navigate near-term market volatility while preparing to capture future growth opportunities.”

Fourth Quarter 2025 Financial Results

Total revenues in the fourth quarter of 2025 were US$196.3 million, compared to US$150.5 million in the third quarter of 2025 and US$88.8 million in the same period of 2024. Total revenues consisted of US$164.9 million in products revenue, US$30.4 million in mining revenue and US$1.0 million in other revenues.

Products revenue in the fourth quarter of 2025 was US$164.9 million, compared to US$118.6 million in the third quarter of 2025 and US$73.5 million in the same period of 2024. The sequential increase was mainly driven by the increased computing power sold. The year-over-year increase was mainly driven by the increased computing power sold and average selling price.

Mining revenue in the fourth quarter of 2025 was US$30.4 million, compared to US$30.6 million in the third quarter of 2025 and US$15.3 million in the same period of 2024. The sequential decrease was mainly due to the decrease in the bitcoin price. The year-over-year increase was mainly attributable to an increase in energized mining computing power and an increase in the bitcoin price.

Cost of revenues in the fourth quarter of 2025 was US$181.7 million, compared to US$133.9 million in the third quarter of 2025 and US$95.1 million in the same period of 2024.

Products costs in the fourth quarter of 2025 were US$143.6 million, compared to US$98.7 million in the third quarter of 2025 and US$80.2 million in the same period of 2024. The sequential and year-over-year increases were consistent with the increase in computing power sold. The inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments accrued for this quarter were US$13.9 million, compared to the inventory write-down of US$1.3 million for the third quarter of 2025 and the inventory write-down and prepayment write-down of US$13.6 million for the same period of 2024. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for reserve for inventory purchase commitments.

Mining costs in the fourth quarter of 2025 were US$37.0 million, compared to US$34.1 million in the third quarter of 2025 and US$14.9 million in the same period of 2024. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year increases were mainly due to the increase in deployed computing power for the Company's mining operations. The depreciation in this quarter for deployed mining machines was US$12.1 million, compared to US$11.8 million in the third quarter of 2025 and US$6.0 million in the same period of 2024.

Gross profit in the fourth quarter of 2025 was US$14.6 million, compared to a gross profit of US$16.6 million in the third quarter of 2025 and a gross loss of US$6.4 million in the same period of 2024.

Total operating expenses in the fourth quarter of 2025 were US$38.2 million, compared to US$40.5 million in the third quarter of 2025 and US$49.3 million in the same period of 2024.

Research and development expenses in the fourth quarter of 2025 were US$11.5 million, compared to US$16.3 million in the third quarter of 2025 and US$16.6 million in the same period of 2024. The sequential decrease was mainly due to a decrease of US$3.1 million in staff cost, a decrease of US$0.6 million in research and development expenditure, and a decrease of US$0.4 million in share-based compensation expenses. The year-over-year decrease was mainly due to a decrease of US$2.2 million in staff cost, a decrease of US$1.3 million in share-based compensation expenses, and a decrease of US$1.0 million in research and development expenditure. Research and development expenses in the fourth quarter of 2025 also included share-based compensation expenses of US$0.5 million.

Sales and marketing expenses in the fourth quarter of 2025 were US$1.1 million, compared to US$5.1 million in the third quarter of 2025 and US$1.3 million in the same period of 2024. The sequential decrease was mainly attributable to a decrease of US$4.2 million in staffing cost. Sales and marketing expenses remained relatively stable year over year. Sales and marketing expenses in the fourth quarter of 2025 also included share-based compensation expenses of US$67 thousand.

General and administrative expenses in the fourth quarter of 2025 were US$16.9 million, compared to US$17.9 million in the third quarter of 2025 and US$27.8 million in the same period of 2024. The sequential decrease was mainly due to a decrease of US$1.2 million in professional service fees. The year-over-year decrease was mainly due to a decrease of US$4.6 million in professional service fees, a decrease of US$4.2 million in share-based compensation expenses and a decrease of US$2.9 million in allowance for doubtful receivables, which was partially offset by an increase of US$1.1 million in staff cost. General and administrative expenses in the fourth quarter of 2025 also included share-based compensation expenses of US$3.6 million.

Impairment on property, equipment and software in the fourth quarter of 2025 was US$9.0 million, compared to US$1.2 million in the third quarter of 2025 and US$4.0 million in the same period of 2024.

Loss from operations in the fourth quarter of 2025 was US$23.6 million, compared to US$23.9 million in the third quarter of 2025 and US$55.6 million in the same period of 2024.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the fourth quarter of 2025 were a loss of US$21.5 million and a loss of US$22.8 million, respectively, compared to a gain of US$1.7 million and a gain of US$3.9 million in the third quarter of 2025, respectively. The losses were mainly due to the decreased bitcoin price on December 31, 2025, compared to the bitcoin price on September 30, 2025.

Change in fair value of financial instruments other than derivatives in the fourth quarter of 2025 was a loss of US$15.2 million, compared to a loss of US$9.5 million in the third quarter of 2025 and a gain of US$17.2 million in the same period of 2024, which was mainly due to the changes in fair value of Series A convertible preferred shares. By the end of the fourth quarter of 2025, all of the convertible preferred shares had been converted to ordinary shares.

Excess of fair value of Convertible Preferred Shares in the fourth quarter of 2025 was nil, compared to nil in the third quarter of 2025 and US$22.1 million in the same period of 2024.

Foreign exchange losses, net in the fourth quarter of 2025 were US$2.9 million, compared to a loss of US$1.8 million in the third quarter of 2025 and a gain of US$5.7 million in the same period of 2024, respectively.

Loss before income tax expense in the fourth quarter of 2025 was US$84.2 million, compared to US$27.2 million in the third quarter of 2025 and US$7.6 million in the same period of 2024.

Net loss in the fourth quarter of 2025 was US$85.0 million, compared to US$27.7 million in the third quarter of 2025 and US$92.9 million in the same period of 2024.

Non-GAAP adjusted EBITDA in the fourth quarter of 2025 was a loss of US$40.5 million, as compared to a gain of US$2.8 million in the third quarter of 2025 and a gain of US$19.3 million in the same period of 2024. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the fourth quarter of 2025 was a gain of US$1.1 million, compared to a loss of US$0.6 million in the third quarter of 2025 and a loss of US$9.7 million in the same period of 2024, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the fourth quarter of 2025 were US$0.13. In comparison, basic and diluted net loss per ADS in the third quarter of 2025 were US$0.05, while basic and diluted net loss per ADS in the same period of 2024 were US$0.33. Each ADS represents 15 of the Company's Class A ordinary shares.

Full Year 2025 Financial Results

Total revenues in the full year of 2025 were US$529.7 million, as compared to US$269.3 million in the full year of 2024.

Products revenue in the full year of 2025 was US$413.8 million, compared to US$223.2 million in the full year of 2024. The increase was mainly driven by the increased computing power sold and the increased average selling price. The computing power sold was 36.5 EH/s, up 40.7% year over year.

Mining revenue in the full year of 2025 was US$113.2 million, compared to US$44.0 million in the full year of 2024. The increase was mainly due to the increased computing power energized for mining and the increase in the price of bitcoin.

Cost of revenues in the full year of 2025 was US$488.6 million, compared to US$353.6 million in the full year of 2024.

Products costs in the full year of 2025 were US$360.3 million, compared to US$301.3 million in the full year of 2024. The increase was consistent with the increase in computing power sold.

Mining costs in the full year of 2025 were US$126.0 million, compared to US$51.6 million in the full year of 2024. Mining costs consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation. The depreciation in the full year of 2025 for deployed mining machines was US$40.6 million, compared to US$22.5 million in the full year of 2024.

Gross profit in the full year of 2025 was US$41.2 million, compared to a gross loss of US$84.3 million in the full year of 2024. The gross profit was mainly driven by the increased average selling price.

Total operating expenses in the full year of 2025 were US$153.4 million, compared to US$142.8 million in the full year of 2024.

Research and development expenses in the full year of 2025 were US$63.1 million, compared to US$61.3 million in the full year of 2024.

Sales and marketing expenses in the full year of 2025 were US$13.6 million, compared to US$5.7 million in the full year of 2024.

General and administrative expenses in the full year of 2025 were US$68.1 million, compared to US$71.7 million in the full year of 2024.

Impairment on property, equipment and software in the full year of 2025 was US$10.2 million, compared to US$11.3 million in the full year of 2024.

Loss from operations in the full year of 2025 was US$112.2 million, compared to US$227.1 million in the full year of 2024.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the full year of 2025 were a loss of US$11.4 million and a loss of US$9.5 million, respectively, compared to a gain of US$42.4 million and a gain of US$17.6 million in the full year of 2024, respectively.

Change in fair value of financial instruments other than derivatives in the full year of 2025 was a loss of US$46.6 million, compared to a gain of US$20.6 million in the full year of 2024.

Excess of fair value of Convertible Preferred Shares in the full year of 2025 was US$28.2 million, compared to US$50.7 million in the full year of 2024.

Foreign exchange losses, net in the full year of 2025 were US$3.5 million, compared to a gain of US$14.1 million in the full year of 2024.

Net loss in the full year of 2025 was US$210.3 million, compared to US$249.8 million in the full year of 2024.

Non-GAAP adjusted EBITDA in the full year of 2025 was a loss of US$50.5 million, as compared to a loss of US$71.5 million in the full year of 2024.

Foreign currency translation adjustment, net of nil tax, in the full year of 2025 was a gain of US$0.8 million, compared to a loss of US$13.6 million in the full year of 2024.

Basic and diluted net loss per American depositary share (“ADS”) in the full year of 2025 were US$0.45, compared to basic and diluted net loss per ADS of US$0.92 in the full year of 2024.

As of December 31, 2025, the Company held Cryptocurrency assets with a fair value of US$83.3 million and Cryptocurrency receivable with an aggregate fair value of US$87.8 million, respectively. Cryptocurrency assets primarily consist of 749.9 bitcoins owned by the Company and 63.4 bitcoins received as customer deposits. Cryptocurrency receivable consists of 900 bitcoins pledged for secured term loans and 100 bitcoins transferred to a fixed-term product. The classification of cryptocurrency receivable as current assets is consistent with the corresponding secured term loans. As of December 31, 2025, the Company held a total of 1,813.3 bitcoins.

As of December 31, 2025, the Company had cash of US$80.8 million, compared to US$96.5 million as of December 31, 2024.

Accounts receivable, net as of December 31, 2025 were US$19.3 million, compared to US$1.5 million as of December 31, 2024. Accounts receivable were mainly due to an installment policy implemented for some major customers who meet certain conditions.

ADSs Outstanding

As of December 31, 2025, the Company had a total of 687,594,191 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

The Share Repurchase Program

On December 17, 2025, the Company announced that its board of directors approved the renewal of a share repurchase program authorizing the buyback of up to US$30 million of its outstanding American depositary shares or Class A ordinary shares over a 12-month period beginning December 12, 2025. Repurchases may be conducted through open-market or privately negotiated transactions, subject to market conditions and regulatory requirements.

As of February 10, 2026, the Company had repurchased approximately 2.8 million ADSs for a total of about US$2.0 million under the program.

Expanded Energy Efficiency Initiatives with 3 MW Compute Heat Recovery Proof-of-Concept

On January 6, 2026, the Company announced a 3.0 MW proof-of-concept project in Manitoba, Canada, to recover heat from an Avalon computing system and utilize it as a supplemental source for greenhouse operations. The project aims for 95% uptime and an estimated approximately 90% capture and transfer of the electricity consumed by the computing servers for supplemental heating, demonstrating the Company’s role at the forefront of monetizing thermal output from specialized computing infrastructure.

Business Outlook

For the first quarter of 2026, the Company expects total revenues to be in the range of US$60 million to US$70 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on February 10, 2026 (or 9:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Fourth Quarter and Full Year 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BIced319ec0cb74f199f256c63833a212d

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan's business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax (benefit) expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of convertible preferred shares. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Public Relations Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of December 31,
	2024	2025
	USD	USD
ASSETS
Current assets:
Cash	96,488	80,778
Accounts receivable, net	1,514	19,290
Inventories	94,620	180,816
Prepayments and other current assets	90,874	99,707
Cryptocurrency receivable, current	50,525	52,699
Total current assets	334,021	433,290
Non-current assets:
Cryptocurrency	61,821	83,339
Cryptocurrency receivable, non-current	19,057	35,133
Property, equipment and software, net	40,163	44,028
Intangible asset	901	689
Operating lease right-of-use assets	3,495	2,880
Deferred tax assets	295	191
Other non-current assets	476	489
Non-current financial investment	2,782	2,845
Total non-current assets	128,990	169,594
Total assets	463,011	602,884
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	16,658	28,515
Accounts payable	13,975	25,600
Contract liabilities	24,248	9,317
Income tax payable	10,932	11,403
Accrued liabilities and other current liabilities	43,406	54,548
Operating lease liabilities, current	1,237	1,706
Convertible Preferred Shares	68,113	-
Total current liabilities	178,569	131,089
Non-current liabilities:
Long-term loans	7,279	23,731
Operating lease liabilities, non-current	1,701	948
Deferred tax liability	153	117
Other non-current liabilities	9,055	9,631
Total liabilities	196,757	165,516
Shareholders’ equity:
Class A Ordinary shares (US$0.00000005 par value; 999,643,050,556 authorized, 5,281,820,043 and 10,431,482,973 shares issued, 4,302,538,578 and 9,627,568,893 shares outstanding as of December 31, 2024 and December 31, 2025, respectively) Class B Ordinary shares (US$0.00000005 par value; 356,624,444 shares authorized, 311,624,444 shares issued and outstanding as of December 31, 2024 and 2025)	-	1
Treasury stocks (US$0.00000005 par value; 229,281,465 and 442,857,765 shares as of December 31, 2024 and December 31, 2025, respectively)	(57,055)	(37,172)
Additional paid-in capital	816,363	1,177,057
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(57,456)	(56,653)
Accumulated deficit	(450,490)	(660,757)
Total shareholders’ equity	266,254	437,368
Total liabilities and shareholders’ equity	463,011	602,884

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025
	USD	USD	USD
Revenues
Products revenue	73,452	118,609	164,929
Mining revenue	15,295	30,552	30,358
Other revenues	20	1,315	987
Total revenues	88,767	150,476	196,274
Cost of revenues
Product cost	(80,215)	(98,740)	(143,562)
Mining cost	(14,904)	(34,064)	(37,020)
Other cost	-	(1,049)	(1,109)
Total cost of revenues	(95,119)	(133,853)	(181,691)
Gross (loss) profit	(6,352)	16,623	14,583
Operating expenses:
Research and development expenses	(16,572)	(16,336)	(11,456)
Sales and marketing expenses	(1,338)	(5,074)	(1,103)
General and administrative expenses	(27,784)	(17,929)	(16,868)
Impairment on property and equipment	(4,043)	(1,194)	(8,973)
Gain on disposal of property, equipment and software	448	-	197
Total operating expenses	(49,289)	(40,533)	(38,203)
Loss from operations	(55,641)	(23,910)	(23,620)
Interest income	107	94	39
Interest expense	(260)	(403)	(827)
Change in fair value of cryptocurrency	15,641	1,717	(21,457)
Change in fair value of financial instruments other than derivatives	17,213	(9,458)	(15,249)
Change in fair value of financial derivatives	23,411	3,941	(22,799)
Excess of fair value of convertible preferred shares	(22,052)	-	-
Foreign exchange gains (losses), net	5,650	(1,808)	(2,890)
Other income, net	8,330	2,579	2,573
Loss before income tax expenses	(7,601)	(27,248)	(84,230)
Income tax expense	(85,301)	(495)	(805)
Net loss	(92,902)	(27,743)	(85,035)
Foreign currency translation adjustment, net of nil tax	(9,720)	(649)	1,133
Total comprehensive loss	(102,622)	(28,392)	(83,902)
Weighted average number of shares used in per share calculation:
— Basic	4,285,731,465	7,787,752,699	9,517,488,550
— Diluted	4,285,731,465	7,787,752,699	9,517,488,550
Net loss per share (cent per share)
— Basic	(2.17)	(0.36)	(0.89)
— Diluted	(2.17)	(0.36)	(0.89)
Share-based compensation expenses were included in:
Cost of revenues	143	91	92
Research and development expenses	1,840	975	535
Sales and marketing expenses	45	67	67
General and administrative expenses	7,769	3,999	3,586

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025
	USD	USD	USD
Net loss	(92,902)	(27,743)	(85,035)
Income tax expense	85,301	495	805
Interest income	(107)	(94)	(39)
Interest expense	260	403	827
EBIT	(7,448)	(26,939)	(83,442)
Depreciation and amortization expenses	8,038	13,965	14,424
EBITDA	590	(12,974)	(69,018)
Share-based compensation expenses	9,797	5,132	4,280
Impairment on property, equipment and software	4,043	1,194	8,973
Change in fair value of financial instruments other than derivatives	(17,213)	9,458	15,249
Excess of fair value of convertible preferred shares	22,052	-	-
Non-GAAP adjusted EBITDA	19,269	2,810	(40,516)

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Years Ended
	December 31, 2024	December 31, 2025
	USD	USD
Revenues
Products revenue	223,233	413,783
Mining revenue	44,022	113,236
Other revenues	2,069	2,716
Total revenues	269,324	529,735
Cost of revenues
Product cost	(301,258)	(360,251)
Mining cost	(51,569)	(126,019)
Other cost	(817)	(2,307)
Total cost of revenues	(353,644)	(488,577)
Gross (loss) profit	(84,320)	41,158
Operating expenses:
Research and development expenses	(61,323)	(63,145)
Sales and marketing expenses	(5,708)	(13,585)
General and administrative expenses	(71,691)	(68,066)
Impairment on property and equipment	(11,303)	(10,167)
Gain on disposal of property, equipment and software	7,215	1,576
Total operating expenses	(142,810)	(153,387)
Loss from operations	(227,130)	(112,229)
Interest income	536	266
Interest expense	(521)	(1,966)
Change in fair value of cryptocurrency	42,427	(11,428)
Change in fair value of financial derivatives	17,606	(9,473)
Change in fair value of financial instruments other than derivatives	20,571	(46,584)
Excess of fair value of Convertible Preferred Shares	(50,725)	(28,179)
Foreign exchange gains (losses), net	14,135	(3,525)
Other income, net	10,832	5,629
Loss before income tax expenses	(172,269)	(207,489)
Income tax expense	(77,483)	(2,778)
Net loss	(249,752)	(210,267)
Foreign currency translation adjustment, net of nil tax	(13,577)	803
Total comprehensive loss	(263,329)	(209,464)
Weighted average number of shares used in per share calculation:
— Basic	4,072,386,826	7,032,716,458
— Diluted	4,072,386,826	7,032,716,458
Net loss per share (cent per share)
— Basic	(6.13)	(2.99)
— Diluted	(6.13)	(2.99)
Share-based compensation expenses were included in:
Cost of revenues	312	339
Research and development expenses	7,289	4,643
Sales and marketing expenses	156	246
General and administrative expenses	23,159	17,571

The table below sets forth a reconciliation of net income to non-GAAP adjusted net income for the years indicated:

	For the Years Ended
	December 31, 2024	December 31, 2025
	USD	USD
Net loss	(249,752)	(210,267)
Income tax expense	77,483	2,778
Interest income	(536)	(266)
Interest expense	521	1,966
EBIT	(172,284)	(205,789)
Depreciation and amortization expenses	28,416	47,559
EBITDA	(143,868)	(158,230)
Share-based compensation expenses	30,916	22,799
Impairment on property, equipment and software	11,303	10,167
Change in fair value of financial instruments other than derivatives	(20,571)	46,584
Excess of fair value of Convertible Preferred Shares	50,725	28,179
Non-GAAP adjusted EBITDA	(71,495)	(50,501)